UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2017

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

BANCO SANTANDER (BRASIL) S.A.
Authorized Public Company

Taxpayer’s ID (“CNPJ”): 90.400.888/0001-42
Company Registry (“NIRE”):  35.3.00332067

MATERIAL FACT

BANCO SANTANDER (BRASIL) S.A. (B3: SANB11) (“Santander Brasil”) herby announces to its shareholders and to the market in general that, on this date, it entered into binding agreements with HDI Seguros S.A. (“HDI”) for the formation of a partnership focused on the underwriting, offering and commercialization of auto insurance policies, through the creation of a new insurance company – Santander Auto, to be held in the proportion of fifty percent (50%) by SANCAP Investimentos e Participações, a company controlled by Santander Brasil, and fifty percent (50%) by HDI.

This transaction reaffirms the confidence of both Santander Brasil, leader in the auto finance market in Brazil and HDI, the sixth largest auto insurer in the Country in the recovery of the Brazilian economic activity, as well as of the automotive industry.

Santander Auto will underwrite, offer and commercialize auto insurance through a 100% digital platform, setting new standards for services in the insurance market and offering its clients a simpler way for hiring and using auto insurance.

The closing of the transaction shall be subject to the fulfillment of certain conditions, including obtaining the applicable regulatory approvals.

Santander Brasil shall maintain its shareholders and the market informed regarding new facts related to this subject.

 São Paulo, December 20, 2017.

Angel Santodomingo

Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: December 20, 2017

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Angel Santodomingo Martell
Angel Santodomingo Martell Vice - President Executive Officer